UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-38835

CUSIP Number: 25058X 303

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

DESKTOP METAL, INC.
Full Name of Registrant

Former Name if Applicable

63 3rd Avenue
Address of Principal Executive Office (Street and Number)

Burlington, MA 01803
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Desktop Metal, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Annual Report”) within the prescribed time period because the circumstances surrounding the Company’s pending merger with Nano Dimension Ltd., an Israeli company (“Nano”), caused the Company to be unable to complete the audit of the Company’s financial statements for the year ended December 31, 2024 (the “2024 Financial Statements”) within the prescribed time period. The Company cannot predict at this time when the audit of the 2024 Financial Statements will be completed and when it will file the 2024 Annual Report.

On July 2, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Nano and Nano US I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Nano. If the merger contemplated by the Merger Agreement were consummated, the Company would no longer be a publicly-held company. The Company expected the merger to be consummated in the fourth quarter of 2024, and the Company accordingly believed there was no reason to prepare the 2024 Annual Report and incur the related costs.

In late November 2024, the Company became concerned about the timeliness of the response to requests of the Committee on Foreign Investment in the United States (“CFIUS”) in connection with obtaining CFIUS’ approval of the merger, which was required by the Merger Agreement. On December 16, 2024, the Company filed a lawsuit against Nano in the Delaware Court of Chancery alleging that Nano has breached its obligation to use reasonable best efforts to obtain regulatory approval as soon as reasonably possible in connection with the Merger Agreement and seeking specific performance, including, but not limited to, requiring Nano to specifically perform its obligations under the Merger Agreement, including to close the transaction contemplated by the Merger Agreement. Nano has asserted counterclaims against the Company alleging that the Company has breached the parties’ Merger Agreement, closing conditions cannot be satisfied, and Nano is not required to close the merger and is entitled to terminate the Merger Agreement.

Upon determining that it was no longer likely that the merger would close before the 2024 Annual Report becomes due on March 17, 2025, the Company began to take steps to prepare the 2024 Annual Report; however, the Company is unable to complete the work necessary to file the Form 10-K by March 17, 2025. The Company is working diligently on the necessary steps to complete and file Form 10-K but does not expect to file the 2024 Annual Report within the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jason Cole	978	224-1244
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates there will be a reduction in revenue for the year ended December 31, 2024 compared to the year ended December 31, 2023 as a result of the impact of the pending merger and litigation on the business and operations of the Company, and a reduction in operating expenses for the year ended December 31, 2024 compared to the year ended December 31, 2023 as a result of the strategic integration and cost optimization initiatives the Company undertook starting in 2022. However, due to the continuing preparation of the 2024 Financial Statements, the Company at this time cannot provide a reasonable estimate of the results of operations for the year ended December 31, 2024.

Forward-Looking Statements

The Company’s expectations regarding the timing of the filing of its 2024 Annual Report and its results of operations are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company’s inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DESKTOP METAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2025	By	/s/ Jason Cole
Name: Jason Cole
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).